SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]
(Amendment No. 6)1

GSI Group Inc.
(Name of Issuer)
Common Shares
(Title and Class of Securities)
3622U102
(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2009
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622U102	13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		6,251,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,251,806

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,251,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.1%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No.	3622U102	13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS Robert G. Deuster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.01%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No.	3622U102	13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS R. Douglas Norby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No.	3622U102	13D	Page	5	of	11	Pages

1	NAME OF REPORTING PERSONS Robert G. Stevens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No.	3622U102	13D	Page	6	of	11	Pages

1	NAME OF REPORTING PERSONS Eliot M. Fried

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No.	3622U102	13D	Page	7	of	11	Pages
          This Amendment No. 6 relates to the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group, Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
          Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
          Mr. Bershad used personal funds to purchase the Shares reported in this Schedule 13D.
Item 4. Purpose of Transaction.
          On November 23, 2009, in response to the Company’s voluntary filing for relief under Chapter 11 of the United States Bankruptcy Code, Mr. Bershad sent a letter to the United States Trustee requesting an appointment of an official committee of equity security holders of the Company (the “Equity Committee”).
          On December 2, 2009, Mr. Bershad and the Company entered into a letter agreement (the “Agreement”), which is filed as Exhibit 4 hereto and incorporated herein by reference. Pursuant to the Agreement, the Company agreed to support Mr. Bershad’s request for the appointment of the Equity Committee, and Mr. Bershad agreed not to contest the April 30, 2010 meeting date set by the Board of Directors in response to his earlier request for a meeting of shareholders to elect directors. If, among other reasons, the Equity Committee is not formed by December 31, 2009, or, if formed, is disbanded for any reason, Mr. Bershad retains his right to challenge the April 30, 2010 meeting date.
          In connection with the Agreement, Mr. Bershad issued a press release, which is filed as Exhibit 5 hereto and incorporated herein by reference.
          Mr. Bershad intends to review his investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of discussions with the Board and management, actions taken by the Board, the outcome of the Company’s bankruptcy proceedings, the outcome of the Shareholders Meeting, other investment opportunities available to Mr. Bershad, price levels of the Shares, and conditions in the securities markets and the economy in general, Mr. Bershad may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by him, or take any other actions with respect to his investment in the Company permitted by law, including changing his investment intent with respect to such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          (a)-(b). Mr. Bershad has the sole power to vote and dispose of 6,251,806 Shares. Mr. Bershad is record owner of 6,251,806 Shares, which constitute approximately 13.1% of the Shares outstanding as of November 6, 2009.
          (c). Mr. Bershad purchased Shares through the Pink Quote system in the amounts and for the prices set forth on Schedule I hereto.

CUSIP No.	3622U102	13D	Page	8	of	11	Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          The information set forth above in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
Exhibit 4 — Letter Agreement, dated December 2, 2009, between the Company and Mr. Bershad.
Exhibit 5 — Press Release, dated December 2, 2009.

CUSIP No.	3622U102	13D	Page	9	of	11	Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 3, 2009

/s/ Stephen W. Bershad

Stephen W. Bershad

/s/ Robert G. Deuster

Robert G. Deuster

/s/ R. Douglas Norby

R. Douglas Norby

/s/ Robert G. Stevens

Robert G. Stevens

/s/ Eliot M. Fried

Eliot M. Fried

CUSIP No.	3622U102	13D	Page	10	of	11	Pages
Schedule I
MR. BERSHAD’S TRANSACTIONS SINCE THE MOST RECENT SCHEDULE 13D
          The following table sets forth all transactions with respect to Shares effected by Mr. Bershad since November 23, 2009. Such transactions were effected in the open market.

DATE	AMOUNT	PRICE PER SHARE
11/24/2009	262,900	$0.565

CUSIP No.	3622U102	13D	Page	11	of	11	Pages
EXHIBIT INDEX
Exhibit 4 — Letter Agreement, dated December 2, 2009, between the Company and Mr. Bershad.
Exhibit 5 — Press Release, dated December 2, 2009.